SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 03 September 2014

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

3 September, 2014
ISABEL HUDSON TO JOIN BT BOARD
Isabel Hudson, non-executive Chair of the National House Building Council (NHBC) is to join the BT Board as a non-executive director and a member of the BT Pensions Committee. Her appointment takes effect from 1 November 2014.

Isabel has had an extensive career in financial services in the life, non-life and pensions industries in a number of senior roles, including in M&A and as finance director. She has worked both in the UK and in continental Europe.
Isabel joined the NHBC in 2011 becoming chair of the Board in November 2011. She is currently a non-executive director of Phoenix Group, the UK's largest closed life and pension fund consolidator, QBE insurance, one of the largest property casualty global insurers in Australia (where she chairs the remuneration committee), and an ambassador for the disability charity, SCOPE. In 2009 Isabel became a non-executive director of The Pensions Regulator.

Isabel was previously an executive director of Prudential Assurance Company in the UK and non-executive director of MGM Advantage (an annuity based mutual insurer) where she was chair of the audit committee. She was also chief executive officer and co-founder of Synesis Life, a specialist annuity pensions buy-out life insurer.
In welcoming the appointment, BT's Chairman, Sir Michael Rake, said: "It's with great pleasure that I welcome Isabel to BT. Isabel's insight and experience in the regulatory, pensions and financial industries will be a strong asset for BT and its Board."

Isabel added: "I'm really looking forward to joining BT at such an exciting time in the execution of its strategy."

Isabel Hudson biography
Isabel Hudson joined the NHBC in 2011 and became chair of the Board in November 2011. In this role she has exposure to government as well as awareness of the regulatory issues surrounding a business with 80% market share.

Isabel has served as a non-executive director of Phoenix Group, the UK's largest closed life and pension fund consolidators, since 2010. Isabel is also a member of its remuneration and audit committees.

Since 2005, Isabel has been a non-exective director of QBE Insurance, one of the largest property casualty global insurers, providing insurance services in Australia, Europe, North Americaand Latin America /Asia Pacific. Isabel chairs the remuneration committee and is a member of the audit committee.

Isabel is married (with two daughters) and was educated at Oxford University. She has an MA in French and German (First Class).

                       Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre
About BT
BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed/mobile products and services. BT consists principally of five lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2014, BT Group's reported revenue was £18,287m with reported profit before taxation of £2,312m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.
For more information, visit www.btplc.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date  03 September 2014